UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 2, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        X         Form 40- F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No        X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the "Company"), dated August 1, 2001.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995 AND ON FORM F-4 FILED WITH THE COMMISSION ON JULY 11, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TEEKAY SHIPPING CORPORATION

Date: August 2, 2001                         By:/s/ Peter S. Antturi
                                             Peter S. Antturi
                                             Vice President and Chief Financial Officer

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

TEEKAY SECURES LONG-TERM CHARTER CONTRACTS FOR
FIVE NEWBUILD VESSELS

Nassau, The Bahamas -- August 1, 2001 – Teekay Shipping Corporation (Teekay) today announced an agreement for the long-term time-charter of five newbuild vessels to Tosco Corporation (Tosco), commencing upon their delivery in 2003. The time-charter contracts are at fixed rates for a minimum of 12 years each, with options to extend for up to an additional six years. This transaction will provide Teekay with further long-term stable revenue.

Under this agreement, Teekay will assume Tosco’s contracts for the construction of three Suezmax and two Aframax tankers. The aggregate cost of the vessels is approximately US $250 million.

“We are delighted to be able to serve the needs of Tosco, in this case by owning and operating quality tonnage on their behalf,” said Bjorn Moller, Teekay’s President & Chief Executive Officer. “Tosco is a long-term strategic customer and we look forward to further strengthening our relationship with them.”

Teekay is a leading provider of international crude oil and petroleum product transportation through the world’s largest fleet of medium-size oil tankers. Headquartered in Nassau, Bahamas, with offices in 11 other countries, Teekay employs over 300 onshore and more than 2,700 seagoing staff around the world. The Company’s modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, major oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) regarding the affect of this transaction on the Company’s future financial performance. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: non-delivery of one or more of the vessels; early termination of one or more of the time-charter contracts; and breach of the contracts by any of the parties.

For Investor Relations enquiries contact:
Geoff Dzikowski
Tel: + 1 (604) 844 6616
Fax: + 1 (604) 681 3011
email: geoff.dzikowski@teekay.com

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609 4703
Fax: + 1 (604) 844 6600
email: kim.barbero@teekay.com

Web Site: www.teekay.com

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